SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 3 TO

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Western Iowa Energy, LLC

(Name of Issuer)

Western Iowa Energy, LLC

(Name of Person(s) Filing Statement)

Limited Liability Company Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Mark D. Wickham

William E. Hanigan

Davis Brown Law Firm

The Davis Brown Tower

215 10th Street, Suite 1300

Des Moines, IA 50309

(515) 288-2500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed with (check appropriate box):

a.                ☒           The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.               ☐            The filing of a registration statement under the Securities Act of 1933.

c.                ☐            A tender offer.

d.               ☐            None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,676,024.10	$1,239.49

*                                         For purposes of calculating the fee only, this amount is based on 11,230 limited liability company membership units (the “Units”), the number of Units of the Issuer to be converted into Class B Units or Class C Units in the proposed reclassification transaction to which this Schedule 13E-3 relates, multiplied by $950.67, the book value per Unit computed as of March 31, 2011.

**                                  Determined by multiplying $10,676,024.10 by .00011610.

☒                                  Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,239.49	Filing Party: Western Iowa Energy, LLC
Form or Registration No.: Schedule 13E-3	Date Filed: June 17, 2011

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Western Iowa Energy, LLC (the “Company”), an Iowa limited liability company, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.  This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to report the result of the Rule 13e-3 transaction subject to this Schedule 13E-3 Transaction Statement.

On August 11, 2011, the Company held a special meeting of members at which the members holding Units representing the required majority of all the Units outstanding as of the record date for the special meeting were present at the special meeting and approved all of the amendments to our Amended and Restated Operating Agreement, as amended, that were included in our proposed Second Amended and Restated Operating Agreement.  Among other things, the amendments provided for the reclassification of our Units into newly authorized Class A, Class B and Class C Units.  Any member who owned of record 40 or more existing Units as of the effective date of the amendments received one Class A Unit for each Unit so owned.  Any member who owned of record at least 21 but no more than 39 existing Units as of the effective date of the amendments received one Class B Unit for each Unit so owned.  Any member who owned of record 20 or fewer existing Units as of the effective date of the amendments received one Class C Unit for each Unit so owned.

The reclassification of the Units has reduced the number of holders of our original Units (which have been renamed Class A Units) to less than 300, enabling the Company to terminate its registration of the Units and suspend its reporting obligations with the Securities and Exchange Commission.  The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of the Company relating to this special meeting of members and filed on July 26, 2011, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN IOWA ENERGY, LLC

Date:	August 12, 2011	/s/ William J. Horan
William J. Horan
Chairman, President and Director
(Principal Executive Officer)